UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CT Corporation System

111 Eighth Avenue, New York, New York 10011

Tel: (212) 894-8600

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

To be determined

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Press Release, dated April 13, 2007.

(b)	Not applicable.

Item 2.	Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the “SEC”), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By :	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

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